UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Catalyst Paper Corporation

(Name of Issuer)

Common Shares

(Title of Class of Securities)

14889B102

(CUSIP Number)

Todd E. Molz

Managing Director and General Counsel

Oaktree Capital Group Holdings GP, LLC

333 South Grand Avenue, 28th Floor

Los Angeles, CA 90071

(213) 830-6300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 30, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 14889B102

(1)	Name of Reporting Person OCM Luxembourg VOF Sarl

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds OO

(5)	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 802,772 (1)

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 802,772 (1)

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 802,772 (1)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 5.5% (2)

(14)	Type of Reporting Person (See Instructions) OO

(1) In its capacity as the direct owner of 802,772 Common Shares.

(2) All calculations of percentage ownership in this Schedule 13D are based on 14,527,571 total Common Shares issued and outstanding as of May 9, 2016, as reported on the Issuer’s 2016 First Quarter Report incorporated as Exhibit 99.2 to the Issuer’s Report of Foreign Private Issuer on Form 6-K, filed with the Securities and Exchange Commission on May 10, 2016.

SCHEDULE 13D

CUSIP No. 14889B102

(1)	Name of Reporting Person Oaktree Value Opportunities Fund, L.P.

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds OO

(5)	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 802,772 (1)

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 802,772 (1)

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 802,772 (1)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 5.5%

(14)	Type of Reporting Person (See Instructions) PN

(1) Solely in its capacity as the sole shareholder of OCM Luxembourg VOF Sarl.

SCHEDULE 13D

CUSIP No. 14889B102

(1)	Name of Reporting Person Oaktree Value Opportunities Fund GP, L.P.

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds OO

(5)	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 802,772 (1)

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 802,772 (1)

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 802,772 (1)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 5.5%

(14)	Type of Reporting Person (See Instructions) PN

(1) Solely in its capacity as the general partner of Oaktree Value Opportunities Fund, L.P.

SCHEDULE 13D

CUSIP No. 14889B102

(1)	Name of Reporting Person Oaktree Value Opportunities Fund GP Ltd.

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds OO

(5)	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 802,772 (1)

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 802,772 (1)

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 802,772 (1)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 5.5%

(14)	Type of Reporting Person (See Instructions) OO

(1) Solely in its capacity as the general partner of Oaktree Value Opportunities Fund GP, L.P.

SCHEDULE 13D

CUSIP No. 14889B102

(1)	Name of Reporting Person Oaktree Fund GP I, L.P.

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds OO

(5)	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 802,772 (1)

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 802,772 (1)

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 802,772 (1)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 5.5%

(14)	Type of Reporting Person (See Instructions) PN

(1) Solely in its capacity as the sole shareholder of Oaktree Value Opportunities Fund GP Ltd.

SCHEDULE 13D

CUSIP No. 14889B102

(1)	Name of Reporting Person Oaktree Capital I, L.P.

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds OO

(5)	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 802,772 (1)

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 802,772 (1)

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 802,772 (1)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 5.5%

(14)	Type of Reporting Person (See Instructions) PN

(1) Solely in its capacity as the general partner of Oaktree Fund GP I, L.P.

SCHEDULE 13D

CUSIP No. 14889B102

(1)	Name of Reporting Person OCM Holdings I, LLC

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds OO

(5)	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 802,772 (1)

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 802,772 (1)

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 802,772 (1)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 5.5%

(14)	Type of Reporting Person (See Instructions) OO

(1) Solely in its capacity as the general partner of Oaktree Capital I, L.P.

SCHEDULE 13D

CUSIP No. 14889B102

(1)	Name of Reporting Person Oaktree Holdings, LLC

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds OO

(5)	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 802,772 (1)

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 802,772 (1)

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 802,772 (1)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 5.5%

(14)	Type of Reporting Person (See Instructions) OO

(1) Solely in its capacity as the managing member of OCM Holdings I, LLC.

SCHEDULE 13D

CUSIP No. 14889B102

(1)	Name of Reporting Person Oaktree Capital Management, L.P.

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds OO

(5)	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 802,772 (1)

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 802,772 (1)

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 802,772 (1)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 5.5%

(14)	Type of Reporting Person (See Instructions) PN

(1) Solely in its capacity as the sole director of Oaktree Value Opportunities Fund GP Ltd.

SCHEDULE 13D

CUSIP No. 14889B102

(1)	Name of Reporting Person Oaktree Holdings, Inc.

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds OO

(5)	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 802,772 (1)

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 802,772 (1)

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 802,772 (1)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 5.5%

(14)	Type of Reporting Person (See Instructions) CO

(1) Solely in its capacity as the general partner of Oaktree Capital Management, L.P.

SCHEDULE 13D

CUSIP No. 14889B102

(1)	Name of Reporting Person Oaktree Capital Group, LLC

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds OO

(5)	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 802,772 (1)

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 802,772 (1)

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 802,772 (1)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 5.5%

(14)	Type of Reporting Person (See Instructions) OO

(1) Solely in its capacity as the managing member of Oaktree Holdings, LLC and as the sole shareholder of Oaktree Holdings, Inc.

SCHEDULE 13D

CUSIP No. 14889B102

(1)	Name of Reporting Person Oaktree Capital Group Holdings GP, LLC

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds OO

(5)	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 802,772 (1)

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 802,772 (1)

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 802,772 (1)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 5.5%

(14)	Type of Reporting Person (See Instructions) OO

(1) Solely in its capacity as the duly elected manager of Oaktree Capital Group, LLC.

SCHEDULE 13D

CUSIP No. 14889B102

Preamble

This Amendment No. 6 amends the Schedule 13D originally filed on May 13, 2016 and amended on May 20, 2016, June 29, 2016, July 19, 2016, August 16, 2016, and October 26, 2016 and is filed by OCM Luxembourg VOF Sarl, Oaktree Value Opportunities Fund, L.P., Oaktree Value Opportunities Fund GP, L.P., Oaktree Value Opportunities Fund GP Ltd., Oaktree Fund GP I, L.P., Oaktree Capital I, L.P., OCM Holdings I, LLC, Oaktree Holdings, LLC, Oaktree Capital Management, L.P., Oaktree Holdings, Inc., Oaktree Capital Group, LLC and Oaktree Capital Group Holdings GP, LLC (collectively, the “Reporting Persons”) with respect to the common shares (the “Common Shares”) of Catalyst Paper Corporation, a Canada corporation (the “Issuer”), with principal executive offices at 3600 Lysander Lane, 2nd Floor, Richmond, British Columbia, Canada V7B 1C3.

Item 4. Purpose of Transaction

Item 4 is hereby amended to add the following:

On October 30, 2016, certain funds and entities managed or controlled by Oaktree Capital Management, L.P. (“Oaktree”), Mudrick Capital Management, L.P. (“Mudrick”), as investment manager to certain of its clients, and Cyrus Capital Partners, L.P. (“Cyrus”), as investment manager to certain of its managed funds (collectively referred to as the “Parties”) and the Issuer entered into the Alternative Recapitalization Support Agreement attached hereto as Exhibit 8 (the “Alternative Recapitalization Support Agreement”), which Alternative Recapitalization Support Agreement sets forth certain terms with respect to (i) the proposed exchange of the Issuer’s outstanding 11.00% PIK Toggle Senior Secured Notes due October 2017 (the “Notes”), including any accrued and unpaid interest on the Notes up to and including November 1, 2016, for (A) US$135 million in principal amount of interests in a new loan (the “Refinanced Loan”) with a term of five years and an interest rate of: (1) during year one, 12% paid-in-kind, paid quarterly in arrears, (2) during year two, at the election of the Issuer, either 12% cash pay, 6% cash pay plus 6% paid-in-kind or, if approved by 75% of the new loan lenders, 12% paid-in-kind, in each case, paid quarterly in arrears, and (3) thereafter, at the election of the borrower, either 12% cash pay, or 6% cash pay plus 6% paid-in-kind, in each case, paid quarterly in arrears, and (B) newly-issued common shares of the Issuer representing 95% of the aggregate amount of all of such shares of the Issuer outstanding after giving pro forma effect to the transactions contemplated in the Alternative Recapitalization Support Agreement (other than any share purchase consummated in connection with any Take-Private (as defined below)), (ii) interest accruing on the Notes in respect of the period following November 1, 2016 being deferred and, on the Closing Date (as defined in the Alternative Recapitalization Support Agreement), paid in-kind on a dollar-for-dollar basis in the form of additional principal of the Refinanced Loan) and (iii) subject to applicable regulatory constraints, the possibility that certain shareholders other than Cyrus, Mudrick and Oaktree will be asked to vote whether to approve a transaction (the “Take-Private”) pursuant to which such shareholders would exchange certain common shares for immediately available cash consideration, conditioned upon the satisfaction of conditions customary for a going-private transaction of this nature, including, without limitation, a reduction in the number of security holders of the Issuer sufficient to permit the Issuer to be a non-reporting, private company under the applicable law of Canada and the United States, which transactions (or any of them), if consummated, would have one or more of the results specified in clauses (a) through (j) of Item 4. The transactions contemplated in the Alternative Recapitalization Support Agreement are subject to a number of material conditions and there can be no assurance that the execution of the Alternative Recapitalization Support Agreement will result in the consummation of one or more transactions on the terms set forth in the Alternative Recapitalization Support Agreement or at all. The description of the Alternative Recapitalization Support Agreement contained in this response to Item 4 is qualified in its entirety by reference to the terms of such agreement, which are incorporated herein by reference.

The Reporting Persons and the Issuer have also been and continue to be in discussions with Kejriwal Group International (“KGI”) in connection with a previously disclosed proposed transaction (the “KGI Acquisition”) pursuant to which:  (i) KGI would acquire all outstanding common shares of the Issuer except for those held by the Parties and the directors of the Issuer (which would be converted into a new junior convertible term loan), (ii) the Notes would be converted into new indebtedness, (iii) KGI would make certain equity investments in the Issuer, and (iv) trade and other obligations would remain unaffected.  If and when an agreement between the Issuer and KGI is reached, it is expected that the transactions contemplated in the Alternative Recapitalization Support Agreement would become an alternative to the KGI Acquisition and would only be implemented in the event that the KGI Acquisition was not completed. There can be no assurance that definitive documentation with respect to the KGI Acquisition will be entered into and, if it is, that the KGI Acquisition will be consummated on the terms summarized above and in the Reporting Person’s prior reports, or at all.

SCHEDULE 13D

CUSIP No. 14889B102

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended to add the following:

Due to the nature of the discussions described in Item 4, the Parties may be deemed to be part of a “group” (within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934 (as amended, the “Exchange Act”)) with each other. As a result, the Parties may collectively be deemed to beneficially own the Common Shares beneficially owned by each Party individually. The Reporting Persons hereby expressly disclaim beneficial ownership of any Common Shares beneficially owned by any of the other Parties or any other person, and do not affirm membership in a “group” (within the meaning of Rule 13d-5 of the Exchange Act) with any of the other Parties or any other person, and this Schedule 13D shall not be construed as acknowledging that any of the Parties, for any or all purposes, beneficially owns any Common Shares beneficially owned by any of the other Parties or any other person or is a member of a group with any of the other Parties or any other person.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons’ response to Item 4 is incorporated by reference into this Item 6.

Item 7. Material to be Filed as Exhibits

Exhibit	Description
Exhibit 8:	Alternative Recapitalization Support Agreement, dated as of October 30, 2016.

SCHEDULE 13D

CUSIP No. 14889B102

SIGNATURES

After reasonable inquiry and to the best of each its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 31, 2016

OCM LUXEMBOURG VOF SARL

	By:	/s/ Martin Eckel
	Name:	Martin Eckel
	Title:	Manager

	By:	/s/ Katherine Ralph
	Name:	Katherine Ralph
	Title:	Manager

OAKTREE VALUE OPPORTUNITIES FUND, L.P.

	By:	Oaktree Value Opportunities Fund GP, L.P.
	Its:	General Partner

	By:	Oaktree Value Opportunities Fund GP Ltd.
	Its:	General Partner

	By:	Oaktree Capital Management, L.P.
	Its:	Director

	By:	/s/ Jordan Mikes
	Name:	Jordan Mikes
	Title:	Vice President

SCHEDULE 13D

CUSIP No. 14889B102

OAKTREE VALUE OPPORTUNITIES FUND GP, L.P.

By:	Oaktree Value Opportunities Fund GP Ltd.
Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Vice President

OAKTREE VALUE OPPORTUNITIES FUND GP
LTD.

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Vice President

OAKTREE FUND GP I, L.P.

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Authorized Signatory

OAKTREE CAPITAL I, L.P.

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Vice President

SCHEDULE 13D

CUSIP No. 14889B102

OCM HOLDINGS I, LLC

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Vice President

OAKTREE HOLDINGS, LLC

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Vice President

OAKTREE CAPITAL MANAGEMENT, L.P.

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Vice President

OAKTREE HOLDINGS, INC.

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Vice President

OAKTREE CAPITAL GROUP, LLC

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Vice President

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Vice President